This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Telefónica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports:

Pursuant to the resolution adopted by the Annual General Shareholders' Meeting of Telefónica, S.A. held on May 31st, 2005 regarding the extraordinary non-cash distribution of additional paid-in capital by means of delivery to Telefónica, S.A. shareholders of shares representing the capital stock held as treasury stock in the proportion of one (1) share to every twenty- five (25) shares they hold entitled to participated in the distribution, we hereby inform all shareholders that the distribution, in accordance with the aforesaid General Meeting resolution, will be made as follows:

  Shareholders entitled to participate in the distribution. The right to receive the non-cash refund of the additional paid- in capital will accrue to anyone who, under Spanish law, has Telefónica, S.A. shareholder status at the end of the day on June 20th, 2005.

  Settlement of fractions: Telefónica, S.A. shareholders who own a number of shares in excess of a multiple of 25 or that do not reach 25 ("Fractions"), and taking into account that for those Fractions they would not be able to receive a share of Telefónica, S.A. but only fractions of a share, will receive a cash amount equivalent to those fractions of a Telefónica, S.A. share ("Compensation for Fractions")

For this purpose, the value of the Compensation for Fractions will be determined according to the arithmetic mean of the weighted average prices of the Telefónica, S.A. share in the Spanish interconnected stock market system ("Mercado Continuo") on days 21, 22 and 23 of June 2005.

  Agent for the distribution and for Fractions: "Banco Bilbao Vizcaya Argentaria" (BBVA) shall act as Agent for the distribution and as Fractions Agent, and shall be responsible for coordinating and carrying out with the Spanish securities registrar, clearing and settlement company (IBERCLEAR- "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores") and its participating entities, the arrangements and operations necessary for implementing the distribution of the Additional Paid-in capital Reserve.

  Delivery date: The delivery of the shares and of the Compensation for Fractions as may apply, will be done within five stock market trading days from June 24th, 2005.

Madrid, June 10th, 2005